ACM Research, Inc.

42307 Osgood Road, Suite I

Fremont, CA 94539

October 31, 2017

By EDGAR and FedEx

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Laurie Abbott

Re:	ACM Research, Inc.

Registration Statement on Form S-1 (File No. 333-220451)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ACM Research, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-220451) (as amended, the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Time on November 2, 2017, or as soon thereafter as practicable. By separate letter, the representatives of the underwriters of the issuance of the securities being registered join this request for acceleration.

Please do not hesitate to contact our legal counsel, Mark L. Johnson, at (617) 261-3260, if you have any questions or would like additional information regarding this matter.

[Signature Page Follows]

Sincerely, ACM Research, Inc.

By:	/s/ David H. Wang
David H. Wang Chief Executive Officer and President

cc:	Min Xu, ACM Research, Inc.

Seo Salimi, Goodwin Procter LLP

Mark L. Johnson, K&L Gates LLP